July 23, 2024

Morn   Engelbrecht
Chief Financial Officer
Metals Acquisition Ltd
3rd Floor, 44 Esplanade,
St. Helier, Jersey, JE4 9WG

       Re: Metals Acquisition Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed March 28, 2024
           File No. 001-41722
Dear Morn   Engelbrecht:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023 Filed March 28, 2024
Item 4. Information on the Company, page 38

1. Please revise to report your mineral resources and mineral reserves corresponding to your most recently completed fiscal year end as required by item 1304(d)(1) of Regulation S-
       K.
2. Please compare your property's mineral resources and reserves as of the end of the last fiscal year end with the mineral resources and reserves as of the end of the preceding fiscal year, and explain any differences between the two, as required by
Item 1304(e) of
       Regulation S-K.
3. Please revise to include all information required under Item 1304(b) of Regulation S-K, including:
           a description of existing infrastructure, the total cost or book value of the property, a brief description of previous operations, and
 July 23, 2024
Page 2

             a brief description of any significant encumbrances, such as permit conditions, royalties, and streaming arrangements.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with questions regarding these comments.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation